SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Submission of Audit Report

1.	Name of external auditor	: Samil Accounting Corporation

2.	Date of receiving audit report	: February 24, 2005

3.	Auditor’s opinion

	- Current fiscal year	: Unqualified
	- Previous fiscal year	: Unqualified

4.	Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW M, Korean GAAP Non-consolidated)

Items	2004	2003
Total Assets	9,598,693	6,214,082
Total Liabilities	3,826,051	3,320,050
Total Shareholders’ Equity	5,772,642	2,894,032
Revenues	8,079,891	6,031,261
Operating Income	1,640,708	1,086,517
Ordinary Income	1,683,067	1,009,731
Net Income	1,655,445	1,019,100
Total Shareholders’ Equity / Capital Stock	354.9%	199.6%

*	For the purpose of comparison, Financial Statements for FY 2003 was reclassified to reflect changes in the Statements of Korean Financial Accounting Standards.

LG.Philips LCD Co., Ltd.

Non-Consolidated Financial Statements

December 31, 2004 and 2003

LG.Philips LCD Co., Ltd.

Index

December 31, 2004 and 2003

Report of Independent Auditors

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have audited the accompanying non-consolidated balance sheets of LG.Philips LCD Co., Ltd. (the “Company”) as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 1 and 14, in July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

January 26, 2005

This report is effective as of January 26, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,274,989	(Won)	449,218
Available-for-sale securities		15		68
Trade accounts and notes receivable, net (Notes 4, 5 and 19)		635,903		1,057,366
Inventories, net (Note 6)		467,999		273,491
Other accounts receivable, net (Notes 4, 5 and 19)		6,690		12,016
Accrued income, net (Note 4)		1,470		283
Advance payments, net (Note 4)		9,793		3,008
Prepaid expenses		27,905		22,431
Prepaid value added tax		80,917		82,332
Others (Note 13)		132,935		18,116

Total current assets		2,638,616		1,918,329

Property, plant and equipment, net (Note 7)		6,366,651		3,874,428
Long-term financial instruments (Note 3)		16		16
Equity method investments (Note 8)		168,039		36,572
Non-current guarantee deposits		19,070		16,564
Long-term other accounts receivable, net (Note 4)		—		166
Long-term prepaid expenses		49,652		35,063
Deferred income tax assets (Note 17)		173,178		114,962
Intangible assets, net (Note 9)		183,471		217,982

Total assets	(Won)	9,598,693	(Won)	6,214,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 10)	(Won)	—	(Won)	62
Trade accounts and notes payable (Notes 5 and 19)		451,755		380,113
Other accounts payable (Note 5 and 19)		978,501		1,014,745
Advances received		53		3,909
Withholdings		4,860		3,991
Accrued expenses (Note 5)		131,735		125,347
Income tax payable (Note 17)		74,581		39,553
Current maturities of debentures and long-term debt (Note 11)		205,139		465,623
Others (Note 13)		54,141		10,662

Total current liabilities		1,900,765		2,044,005

Debentures, net of current maturities and discounts on debentures (Note 11)		1,707,716		1,154,586
Long-term debt, net of current maturities (Note 11)		185,632		100,501
Accrued severance benefits, net (Note 12)		31,938		20,958

Total liabilities		3,826,051		3,320,050

Commitments and contingencies
Shareholders’ equity
Capital stock (Note 14)
Common stock, (Won)5,000 par value per share; 400 million shares authorized ; 325 million shares issued and outstanding (2003 : 290 million)		1,626,579		1,450,000
Capital surplus (Note 14)		1,012,271		—
Retained earnings (Note 15)		3,091,674		1,436,229
Capital adjustments (Note 16)		42,118		7,803

Total shareholders’ equity		5,772,642		2,894,032

Total liabilities and shareholders’ equity	(Won)	9,598,693	(Won)	6,214,082

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Years ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)	2004		2003
Sales (Notes 19 and 21)	(Won)	8,079,891	(Won)	6,031,261

Cost of sales (Note 19)		6,196,624		4,751,387

Gross profit		1,883,267		1,279,874

Selling and administrative expenses		242,559		193,357

Operating income		1,640,708		1,086,517

Non-operating income
Interest income		19,496		6,093
Foreign exchange gains (Note 13)		152,781		106,365
Gain on foreign currency translation (Note 13)		155,857		14,427
Gain on valuation of investments using the equity method of accounting (Note 8)		81,627		—
Gain on disposal of property, plant and equipment		4,727		2,113
Reversal of bad debt allowance		—		3,668
Others		11,136		17,327

		425,624		149,993

Non-operating expenses
Interest expenses		49,972		78,850
Foreign exchange losses (Note 13)		244,256		92,915
Loss on foreign currency translation (Note 13)		67,571		23,452
Loss on disposal of property, plant and equipment		3,522		1,156
Loss on disposal of accounts receivable		6,838		5,739
Loss on disposal of available-for-sale securities		25		308
Loss on valuation of investments using the equity method of accounting (Note 8)		—		22,369
Loss on redemption of debentures		—		1,279
Donations		11,080		705
Others		1		6

		383,265		226,779

Income before income taxes		1,683,067		1,009,731

Income tax benefit (expense) (Note 17)		(27,622)		9,369

Net income	(Won)	1,655,445	(Won)	1,019,100

Ordinary income per share (Note 18)	(Won)	5,420	(Won)	3,514

Earnings per share (Note 18)	(Won)	5,420	(Won)	3,514

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Appropriations of

Retained Earnings years ended December 31, 2004 and 2003

(Date of appropriations : March 23, 2005 and March 19, 2004 for the years ended December 31, 2004 and 2003, respectively)

(in millions of Korean won)	2004		2003
Retained earnings before appropriations
Unappropriated retained earnings carried-over from prior years	(Won)	1,307,892	(Won)	288,792
Net income		1,655,445		1,019,100

		2,963,337		1,307,892
Appropriation of retained earnings		—		—

Unappropriated retained earnings carried forward to the subsequent year	(Won)	2,963,337	(Won)	1,307,892

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from operating activities
Net income	(Won)	1,655,445	(Won)	1,019,100

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,206,674		951,997
Amortization of intangible assets		44,461		43,856
Provision for severance benefits		32,565		19,948
Loss (gain) on foreign currency translation, net		(98,606)		8,816
Loss on disposal of available-for-sale securities		25		308
Loss (gain) on disposal of property, plant and equipment, net		(1,205)		(957)
Loss on redemption of debentures		—		1,279
Amortization of discount on debentures		11,719		11,102
Loss (gain) on valuation of investments using the equity method of accounting		(81,627)		22,369
Others		8,680		6,494

		1,122,686		1,065,212

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		410,219		(713,290)
(Increase) decrease in inventories		(194,508)		69,127
Decrease (increase) in other accounts receivable		5,289		(7,780)
Increase in accrued income		(1,187)		(224)
(Increase) decrease in advance payments		(6,785)		308
Decrease in prepaid expenses		8,004		6,686
Decrease (increase) in prepaid value added tax		1,416		(64,024)
Decrease in other current assets		1,039		7,270
Decrease in long-term other accounts receivable		166		864
Increase in long-term prepaid expenses		(28,070)		(7,809)
Increase in deferred income tax		(58,217)		(49,606)
Increase in trade accounts and notes payable		73,469		161,182
Increase in other accounts payable		29,888		16,632
Decrease in advances received		(3,856)		(22,355)
Increase (decrease) in withholdings		869		(2,613)
Increase in accrued expenses		11,396		66,447
Increase in income taxes payable		35,028		39,553
Decrease in other current liabilities		(23,971)		(125)
Accrued severance benefits transferred from affiliated company		1,130		1,308
Payment of severance benefits		(8,291)		(9,828)
Decrease in severance insurance deposit		(14,500)		(8,705)
Decrease in contribution to national pension fund		76		146

		238,604		(516,836)

Net cash provided by operating activities	(Won)	3,016,735	(Won)	1,567,476

The accompanying notes are an integral part of these non-consolidated financial statements.

LG.Philips Lcd Co., Ltd.

Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from investing activities
Proceeds from disposal of long-term financial instruments	(Won)	—	(Won)	3
Acquisition of equity method investments		(63,084)		(21,308)
Acquisition of available-for-sale securities		(225)		(67)
Proceeds from disposal of available for sale securities		253		76
Proceed from non-current guarantee deposits		731		—
Payment of non-current guarantee deposits		(3,238)		(3,782)
Proceeds from disposal of property, plant and equipment		6,092		3,445
Acquisition of property, plant and equipment		(3,771,029)		(1,379,245)
Acquisition of intangible assets		(3,254)		(469)

Net cash used in investing activities		(3,833,754)		(1,401,347)

Cash flows from financing activities
Repayment of short-term borrowings		(62)		(50,571)
Repayment of current maturities of long-term debt		(467,202)		—
Repayment of debentures		—		(496,072)
Issuance of debentures		811,171		670,464
Proceeds from long-term debt		110,033		100,186
Proceeds from issuance of common stock		1,188,850		—

Net cash provided by financing activities		1,642,790		224,007

Net increase in cash and cash equivalents		825,771		390,136

Cash and cash equivalents
Beginning of the year		449,218		59,082

End of the year (Note 22)	(Won)	1,274,989	(Won)	449,218

The accompanying notes are an integral part of these non-consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor- Liquid Crystal Display (“TFT-LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for the consideration of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant the underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand.

As of December 31, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Board. As SKFAS No. 2 through No. 9 became applicable to the Company on January 1, 2003, and it adopted these statements in its financial statements for the year ended December 31, 2003.

Further, as SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, it adopted these Standards in its financial statements for the year ended December 31, 2004.

As a result of these changes, (Won)57,487 million of non-operating expense has been reclassified to cost of sales for the year ended December 31, 2004 (2003 : (Won)27,007 million). These changes had no effect on ordinary income or net income.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of SKFAS No.10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss is added to the cost of sales.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share of accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over less than 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as described below:

Estimated useful lives
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electronics and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date ((Won)1,035.6:US$1 as of December 31, 2004; (Won)1,194.3:US$1 as of December 31, 2003), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides a warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Funds Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables are substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carry-forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense computed under applicable tax regulations and the changes in the balances of deferred income tax assets and liabilities during the period.

Investment tax credits are accounted for by the flow-through method whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized for the carry-forward amount.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, and financial instruments as of December 31, 2004 and 2003, consist of the following:

(in millions)	Annual interest rate (%) as of December 31, 2004	2004		2003
Cash and cash equivalents
Cash on hand	—	(Won)	7	(Won)	3
Checking accounts	—		122		20
Time deposits	2.8 - 3.4		1,130,869		376,423
Passbook accounts in foreign currency	1.9 - 2.1		143,991		72,772
		US$	(139)	US$	(60)
		JP¥	(43)	JP¥	(63)

			1,274,989		449,218

Long-term financial instruments
Guarantee deposit for checking accounts	0.1 – 0.5		16		16

		(Won)	1,275,005	(Won)	449,234

As of December 31, 2004 and 2003, long-term financial instruments represent key money deposits required to maintain checking accounts and accordingly, the withdrawal of such deposits is restricted.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	636,724	(Won)	821	(Won)	—	(Won)	635,903
Other accounts receivable		7,012		320		2		6,690
Advance payments		9,892		99		—		9,793
Accrued income		1,485		15		—		1,470

	(Won)	655,113	(Won)	1,255	(Won)	2	(Won)	653,856

	2003
(in millions of Korean won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,061,336	(Won)	3,970	(Won)	—	(Won)	1,057,366
Other accounts receivable		12,473		383		74		12,016
Advance payments		3,038		30		—		3,008
Accrued income		286		3		—		283
Long-term other accounts receivable		170		2		2		166

	(Won)	1,077,303	(Won)	4,388	(Won)	76	(Won)	1,072,839

As of December 31, 2004, trade bills negotiated through banks but not yet matured, amounted to approximately (Won)410,824 million (2003: (Won)117,991 million).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

5.	Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2004 and 2003, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the accompanying footnotes, are as follows:

	2004			2003
(in millions)	Korean Won equivalent	Foreign currency		Korean Won equivalent	Foreign currency
Trade accounts and notes receivable	(Won)605,500	US$ JP¥ EUR	494 1,264 58	(Won)1,037,591	US$ JP¥ EUR	770 5,443 39
Other accounts receivable	5,922	US$ JP¥ EUR	1 26 3	5,332	US$ JP¥ EUR	4 51 —
Trade accounts and notes payable	168,182	US$ JP¥	61 10,445	187,091	US$ JP¥	43 12,247
Other accounts payable	125,868	US$ JP¥ EUR	13 10,596 4	89,507	US$ JP¥ EUR	12 6,728 1
Accrued expense	14,190	US$	14	18,521	US$	16

6.	Inventories

Inventories as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004		2003
Finished products	(Won)	244,084	(Won)	85,406
Work-in-process		112,538		78,450
Raw materials		108,221		94,912
Supplies		53,133		31,684

		517,976		290,452
Less : Valuation loss		(49,977)		(16,961)

	(Won)	467,999	(Won)	273,491

As of December 31, 2004, inventories and property, plant and equipment are insured against fire and other casualty losses up to (Won)26,873,073 million (2003: (Won)16,194,946 million). Additionally as of December 31, 2004, the Company insured directors’ and officers’ liabilities insurance up to US$85 million (2003: nil).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

7.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	2,587	(Won)	17,751
Acquisition during the year		23		8,631		2,019		13,607		2,736		3,622
Capitalized interest		55		4,147		—		18,327		—		—
Depreciation		—		(33,670)		(5,824)		(1,110,015)		(1,313)		(9,822)
Disposal		—		(88)		—		(4,766)		—		(3)
Transfer		224,873		337,629		(398)		2,400,498		30		8,571

Balance as of December 31, 2004	(Won)	313,620	(Won)	817,768	(Won)	114,810	(Won)	3,374,473	(Won)	4,040	(Won)	20,119

Accumulated depreciation	(Won)	—	(Won)	123,929	(Won)	19,985	(Won)	4,255,475	(Won)	3,569	(Won)	43,172

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2004	(Won)	70,708	(Won)	987,709	(Won)	28,521	(Won)	1,529	(Won)	3,874,428
Acquisition during the year		37,106		2,276,579		1,333,467		—		3,677,790
Capitalized interest		—		5,412		4,747		—		32,688
Depreciation		(46,030)		—		—		—		(1,206,674)
Disposal		(28)		—		—		—		(4,885)
Transfer		19,940		(2,336,664)		(662,147)		972		(6,696)

Balance as of December 31, 2004	(Won)	81,696	(Won)	933,036	(Won)	704,588	(Won)	2,501	(Won)	6,366,651

Accumulated depreciation	(Won)	139,789	(Won)	—	(Won)	—	(Won)	—	(Won)	4,585,919

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	Land		Buildings		Structures		Machinery and equipment		Vehicles		Tools
Balance as of January 1, 2003	(Won)	81,451	(Won)	484,731	(Won)	99,462	(Won)	1,539,593	(Won)	1,884	(Won)	18,479
Acquisition during the year		181		2,266		110		18,668		1,546		1,151
Capitalized interest		—		—		—		—		—		—
Depreciation		—		(25,457)		(5,398)		(875,486)		(843)		(8,788)
Disposal		—		—		—		(2,073)		—		(355)
Transfer		7,037		39,579		24,839		1,376,120		—		7,264

Balance as of December 31, 2003	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	2,587	(Won)	17,751

Accumulated depreciation	(Won)	—	(Won)	90,808	(Won)	13,626	(Won)	3,199,798	(Won)	2,403	(Won)	34,117

	Furniture and fixtures		Construction- in-progress		Machinery- in-transit		Other		Total
Balance as of January 1, 2003	(Won)	59,260	(Won)	531,198	(Won)	393,321	(Won)	1,505	(Won)	3,210,884
Acquisition during the year		21,692		1,245,358		319,285		—		1,610,257
Capitalized interest		—		6,947		2,380		—		9,327
Depreciation		(36,025)		—		—		—		(951,997)
Disposal		(60)		—		—		—		(2,488)
Transfer		25,841		(795,794)		(686,465)		24		(1,555)

Balance as of December 31, 2003	(Won)	70,708	(Won)	987,709	(Won)	28,521	(Won)	1,529	(Won)	3,874,428

Accumulated depreciation	(Won)	96,441	(Won)	—	(Won)	—	(Won)	—	(Won)	3,437,193

As of December 31, 2004, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)259,230 million (2003: (Won)76,476 million).

The Company capitalizes the loss(gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment. The total of both the capitalized loss(gain) on foreign currency rate changes and interest expenses for the years ended December 31, 2004 were (Won)32,688 million (2003: (Won)9,327 million).

In 2004, net gain on foreign currency translation, arising from foreign currency borrowings, which were deducted from capitalized interest expenses, was (Won)8,597 million. In 2003, net loss on foreign currency translation of (Won)411 million was added to capitalized interest expenses.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

For the year ended December 31, 2004, the effects of capitalized interest expenses on significant accounts in the balance sheet and statement of income are as follows:

Balance sheet

	If interest expense is capitalized				If interest expense is expensed as incurred				Difference
(in millions of Korean won)	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	10,952,570	(Won)	4,585,919	(Won)	10,919,882	(Won)	4,583,854	(Won)	32,688	(Won)	2,065

Statement of income

(in millions of Korean won)	If interest expense is capitalized		If interest expense is expensed as incurred		Difference
Depreciation	(Won)	1,206,674	(Won)	1,204,609	(Won)	2,065
Interest expense		49,972		91,257		(41,285)
Foreign currency translation gain		155,857		164,454		8,597
Net income		1,655,445		1,624,822		(30,623)

8.	Equity-method Investments

Equity-method investments, as of December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership(%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	7,133	(Won)	7,133
LG.Philips LCD, Germany	960,000		100		1,252		2,262		2,262
LG.Philips LCD, Japan	1,900		100		1,088		4,052		4,052
LG.Philips LCD, Taiwan	11,549,994		100		6,076		10,974		10,974
LG.Philips LCD, Nanjing	—	[1]	100		100,071		140,241		140,241
LG.Philips LCD, Hong Kong	115,000		100		1,736		2,491		2,491
LG.Philips LCD, Shanghai	—	[1]	100		596		886		886

				(Won)	116,901	(Won)	168,039	(Won)	168,039

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	No. of shares owned by the Company		Percentage of Ownership(%)	Acquisition cost		Market or net Asset value		Carrying value
LG.Philips LCD, America	5,000,000		100	(Won)	6,082	(Won)	6,840	(Won)	6,840
LG.Philips LCD, Germany	960,000		100		1,252		568		568
LG.Philips LCD, Japan	1,900		100		1,088		1,788		1,788
LG.Philips LCD, Taiwan	11,549,994		100		6,076		5,861		5,861
LG.Philips LCD, Nanjing	—	[1]	100		36,987		21,515		21,515
LG.Philips LCD, Hong Kong	115,000		100		1,736		—		—
LG.Philips LCD, Shanghai	—	[1]	100		596		—		—

				(Won)	53,817	(Won)	36,572	(Won)	36,572

[1]	No shares are issued according to the local laws or regulation.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The details of the equity method valuation for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments by equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	1,582	(Won)	—	(Won)	(1,289)	(Won)	7,133
LG.Philips LCD, Germany		568		—		1,875		—		(181)		2,262
LG.Philips LCD, Japan		1,788		—		2,577		—		(313)		4,052
LG.Philips LCD, Taiwan		5,861		—		5,898		—		(785)		10,974
LG.Philips LCD, Nanjing		21,515		63,084		65,537		—		(9,895)		140,241
LG.Philips LCD, Hongkong		—		—		2,843		—		(352)		2,491
LG.Philips LCD, Shanghai		—		—		1,315		—		(429)		886

	(Won)	36,572	(Won)	63,084	(Won)	81,627	(Won)	—	(Won)	(13,244)	(Won)	168,039

	2003
(in millions of Korean won)	Balance as of January 1, 2003		Acquisitions during the period		Gain (loss) on valuation of investments by equity method		Retained earnings adjustment		Capital adjustment		Balance as of December 31, 2003
LG.Philips LCD, America	(Won)	8,590	(Won)	—	(Won)	(1,799)	(Won)	—	(Won)	49	(Won)	6,840
LLG.Philips LCD, Germany		1,368		—		(1,189)		—		389		568
LG.Philips LCD, Japan		2,188		—		(639)		—		239		1,788
LG.Philips LCD, Taiwan		6,529		—		(856)		—		188		5,861
LG.Philips LCD, Nanjing		17,818		18,975		(15,518)		—		240		21,515
LG.Philips LCD, Hongkong		—		1,736		(1,770)		—		34		—
LG.Philips LCD, Shanghai		—		596		(598)		—		2		—

	(Won)	36,493	(Won)	21,307	(Won)	(22,369)	(Won)	—	(Won)	1,141	(Won)	36,572

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004 and 2003, elimination of unrealized gains or losses in the valuation of investments by the equity method is as follows:

	2004						2003
(in millions of Korean won)	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(1,392)	(Won)	—	(Won)	(1,392)	(Won)	(2,433)	(Won)	—	(Won)	(2,433)
LG.Philips LCD, Germany		—		—		—		(2,178)		—		(2,178)
LG.Philips LCD, Japan		—		—		—		(585)		—		(585)
LG.Philips LCD, Taiwan		—		—		—		(2,480)		—		(2,480)
LG.Philips LCD, Nanjing		16,875		(4,538)		12,337		(16,650)		(980)		(17,630)
LG.Philips LCD, Hongkong		(37)		—		(37)		(2,017)		—		(2,017)
LG.Philips LCD, Shanghai		(809)		—		(809)		(945)		—		(945)

	(Won)	14,637	(Won)	(4,538)	(Won)	10,099	(Won)	(27,288)	(Won)	(980)	(Won)	(28,268)

9.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2004 and 2003, are as follows:

	2004
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the year		3,269		156		6,461		64		9,950
Amortization		(41,118)		(23)		(855)		(2,465)		(44,461)

Balance as of December 31, 2004	(Won)	172,073	(Won)	260	(Won)	9,893	(Won)	1,245	(Won)	183,471

Accumulated amortization	(Won)	243,249	(Won)	56	(Won)	2,412	(Won)	8,468	(Won)	254,185

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

	2003
(in millions of Korean won)	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2003	(Won)	246,054	(Won)	126	(Won)	2,775	(Won)	6,077	(Won)	255,032
Acquisition during the year		4,783		17		2,006		—		6,806
Amortization		(40,915)		(16)		(494)		(2,431)		(43,856)

Balance as of December 31, 2003	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982

Accumulated amortization	(Won)	202,134	(Won)	34	(Won)	1,557	(Won)	6,003	(Won)	209,728

The Company has classified the amortization as part of manufacturing overhead cost. The total amortization expense for the year ended December 31, 2004 amount to (Won)44,461 million (2003: (Won)43,856 million).

The details of intellectual property rights as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Description	2004		2003		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	172,073	(Won)	209,922	5 years

The Company expensed research and development costs of (Won)253,205 million (2003: (Won)142,188 million) for the year ended December 31, 2004.

For the years ended December 31, 2004 and 2003, the significant expenses, which are expected to have probable future economic benefits but expensed in the period they are incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean won)	2004		2003
Training expenses	(Won)	12,319	(Won)	8,009
Advertising expenses		5,391		1,547
Expenses for foreign market expansion		7,377		4,913

	(Won)	25,087	(Won)	14,469

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

10.	Short-Term Borrowings

Short-term borrowings as of December 31, 2004 and 2003, are as follows:

(in millions)

Type of borrowing	Creditor	Annual interest rate (%) as of December 31, 2004	2004		2003
USANCE	—	—	(Won)	—	(Won)	62
				—	JP¥	(6)

			(Won)	—	(Won)	62

11.	Long-Term Debt

Long-term debt as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)
	Annual interest rates (%) as of December 31, 2004
Type of borrowing		2004		2003
Won currency debentures :
Non-guaranteed, payable through 2009	3.5 – 6.0	(Won)	1,350,000	(Won)	1,050,000
Less : Current maturities			—		(300,000)
Discounts on debentures			(33,396)		(24,834)

			1,316,604		725,166

Foreign currency debentures :
Floating rate notes, payable through 2007	3M Libor + 0.6, 3M Libor + 1.0		416,311		241,249
Term notes, payable through 2006	3M Libor +1.0		168,803		361,873
Less : Current maturities			(188,997)		(167,202)
Discount on debentures			(5,005)		(6,500)

			391,112		429,420

		(Won)	1,707,716	(Won)	1,154,586

Won currency loans :
General loans	5.9 – 6.1	(Won)	117,800	(Won)	58,700

Foreign currency loans :
General loans	3M Libor+1.0, 6M Libor+1.2		85,955		41,801
Less : Current maturities			(18,123)		—

		(Won)	185,632	(Won)	100,501

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, U.S. dollar debentures amounted to US$565 million (2003: US$ 505 million) and U.S. dollar loans amounted to US$83 million (2003: US$35 million).

Current maturities of long-term debt as of December 31, 2004 and 2003, consist of the following:

(in millions)

Type of borrowing	Creditor	Annual interest rates (%) as of December 31, 2004	2004		2003

Long-term debt in Won currency debentures	—	—	(Won)	—	(Won)	300,000
Long-term debt in foreign currency debentures	—	3M Libor + 1.0		188,997		167,202
Long-term debt in foreign currency loans		3M Libor + 1.0		18,123		—
			US$	(200)	US$	(140)
Less : Discounts on debentures				(1,981)		(1,579)

			(Won)	205,139	(Won)	465,623

The aggregate annual maturities of long-term debt outstanding as of December 31, 2004, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean won)

For the year ending December 31,	Won currency debentures		Won currency loans		Foreign currency debentures		Foreign currency loans		Total
2006	(Won)	200,000	(Won)	29,417	(Won)	188,997	(Won)	18,123	(Won)	436,537
2007		300,000		39,266		207,120		12,427		558,813
2008		250,000		39,267		—		12,427		301,694
2009		600,000		9,850		—		12,427		622,277
2010 and thereafter		—		—		—		12,428		12,428

	(Won)	1,350,000	(Won)	117,800	(Won)	396,117	(Won)	67,832	(Won)	1,931,749

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004		2003
Balance at the beginning of the year	(Won)	56,551	(Won)	43,526
Actual severance payments		(8,291)		(9,828)
Transferred from affiliated company		1,161		1,680
Transferred to affiliated company		(31)		(372)
Provision for severance benefits		32,565		21,545

		81,955		56,551

Cumulative deposits to National Pension Fund		(737)		(813)
Severance insurance deposit		(49,280)		(34,780)

Balance at the end of the year	(Won)	31,938	(Won)	20,958

The severance benefits are funded approximately 60.1% (2003: 61.5%) as of December 31, 2004, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

13.	Commitments and Contingencies

As of December 31, 2004, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of December 31, 2004, the Company has a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank totaling (Won)200,000 million.

As of December 31, 2004, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$865 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to (Won)140,000 million and US$205 million. The related amounts of negotiated foreign currency receivables outstanding as of December 31, 2004, amounted to (Won)410,824 million (2003: (Won)117,991 million).

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. As of December 31, 2004, the Company has trademark license agreements with LG Corporation and Philips Electronics.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co., of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently, the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged ownership for certain patent and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., and other claiming patent infringement on rear mountable liquid crystal display devices in United States District of Delaware and Patent country Court in the United Kingdom. The Company filed a complaint against Chunghwa Picture Tubes in American Arbitration Association in connection with the ownership for patent. On May 25, 2004, the Company filed a Complaint for Declaratory Judgment of properly recorded inventorship in United States District Court for the district of Massachusetts. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows (in millions):

Contracting party	Selling position		Buying position		Contract foreign exchange rate		Maturity date
HSBC and others	US$	1,408	(Won)	1,577,449	(Won) (Won)	1,038.96:US$1 ~ 1,187.00:US$1	January 14, 2005 - December 11, 2005
BNP Paribas and others	US$	214	JP¥	22,655	JP¥ JP¥	100.89:US$1 ~ 110.11:US$1	January 5, 2005 - June 24, 2005

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)123,585 million and (Won)35 million, respectively. Total unrealized gains and losses of (Won)68,298 million and (Won)35 million, respectively, were charged to current operations for the year ended December 31, 2004, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to (Won)55,287 million, which were incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The hedged forecasted transactions are expected to occur on December 11, 2005, and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be included in the determination of net income within a year from December 31, 2004, is (Won)55,287 million.

For the year ended December 31, 2004, the Company recorded realized exchange gains of (Won)80,306 million (2003: (Won)40,978 million) on foreign currency forward contracts upon settlement, and for year ended December 31, 2004, realized exchange losses amounted to (Won)51,597 million (2003: (Won)16,648 million).

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to Floating Rate Notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows (in millions):

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC	US$	600		—	3M Libor	March 4, 2005 -
		—	(Won)	673,480	2.85 – 3.60%	December 11, 2005

As of December 31, 2004, unrealized losses of (Won)54,107 million were charged to current operations as these contracts did not meet the requirements for hedge accounting for financial statement purposes.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

14.	Capital Stock

On March 19, 2004, at their Annual General Meeting, the stockholders approved an increase in the authorized shares from 200 million to 400 million, and a stock split on a 2:1 basis effective May 25, 2004. The number of issued common shares as of December 31, 2004, is 325,315,700 (2003: 290,000,000).

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company sold an additional 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand. The Company intends to use the proceeds from these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Issuances and other movements in common stock in the years ended December 31, 2004 and 2003 are as follows:

(in millions of Korean won)
Date of Issuance	Type	Par Value		Additional Paid-in Capital
January 1, 2003	Beginning balance	(Won)	1,450,000	(Won)	—
January 1, 2004	Beginning balance		1,450,000		—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(40,283)

Balance as of December 31, 2004		(Won)	1,626,579	(Won)	1,012,271

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

15.	Retained Earnings

Retained earnings as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,963,337		1,307,892

	(Won)	3,091,674	(Won)	1,436,229

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax reductions arising from investment and other tax credits. This reserve was not available for dividends until December 11, 2002 when the related law was abolished, and this may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

The Company’s accumulated deficit amounting to (Won)99,819 million was offset against the reserve for business rationalization in accordance with the approval from the shareholders during a meeting in March 2002.

16.	Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Foreign currency translation gain (loss) on the affiliates	(Won)	(13,169)	(Won)	75
Gain on valuation of derivative instruments		55,287		7,728

	(Won)	42,118	(Won)	7,803

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

17.	Income Taxes

Income tax expense (benefit) for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Current income taxes	(Won)	85,838	(Won)	40,237
Deferred income taxes		(58,216)		(49,606)

Income tax expense (benefit)	(Won)	27,622	(Won)	(9,369)

The income tax effect of temporary differences, including available net operating loss carry-forwards and tax credits, comprising the deferred income tax assets and liabilities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Inventories	(Won)	7,564	(Won)	4,538
Investments		(1,463)		2,900
Accounts receivable		—		1,892
Other current assets		(2,158)		702
Property, plant and equipment		24,631		10,934
Warranty liabilities		2,619		2,660
Others		4,157		(1,178)
Tax credit carry-forward		137,828		92,514

	(Won)	173,178	(Won)	114,962

Available tax credits as of December 31, 2004, amounted to (Won)153,142 million. Tax credits can be carried forward up to four or five years under the Corporate Income Tax Law in Korea.

As of December 31, 2004, the Company’s management concluded that (Won)54,708 million of gain on valuation of investments using the equity method of accounting would not realize within the predictable future period. Accordingly, the Company did not recognize the income tax effect.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

The reconciliations from income before income taxes to income for tax purposes for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Income before income taxes	(Won)	1,683,067	(Won)	1,009,731
Loss on valuation of inventories		17,658		(2,835)
Equity method investments		(84,703)		24,577
Allowance for doubtful accounts		—		8,457
Translation on adjustment debit or credit		10,745		1,220
Depreciation		36,285		18,382
Other current assets		(18,880)		15,889
Others		16,782		15,903
Net operating loss carry-forward		—		(163,773)

Taxable income	(Won)	1,660,954	(Won)	927,551

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with Corporate Income Tax Law enacted in December 2004.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rates of the Company for the year ended December 31, 2004, is 1.64% (2003: negative 0.93%).

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

18.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Earnings per share for the years ended December 31, 2004 and 2003 are calculated as follows:

(in millions of Korean won, except for per share amount)	2004		2003
Net income as reported on the income statements	(Won)	1,655,445	(Won)	1,019,100
Weighted-average number of common shares outstanding		305,453,440		290,000,000

Earnings per share	(Won)	5,420	(Won)	3,514

Earnings per share for the year ended December 31, 2003, retroactively reflected the effect of the stock split (see Note 14).

The number of common shares outstanding for the year ended December 31, 2003, is not changed, except for retroactively reflected the effect of the stock split, and weighted-average number of common shares outstanding for the year ended December 31, 2004 is calculated as follows:

	Number of Shares	Number of Days Outstanding	Weighted Number of Shares
Beginning number of common shares outstanding	290,000,000	365	105,850,000,000
Issuance of common stock for cash	33,600,000	162	5,443,200,000
Issuance of common stock for cash	1,715,700	115	197,305,500

	325,315,700		111,490,505,500

Weighted average number of common shares outstanding :

111,490,505,500 ÷ 365 = 305,453,440

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

19.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for years ended December 31, 2004 and 2003, and the related account balances outstanding as of December 31, 2004 and 2003, are summarized as follows:

(in millions of Korean won)	Sales [1]		Purchases[1]		Receivables		Payables
LG Electronics Inc.	(Won)	569,235	(Won)	149,466	(Won)	97,614	(Won)	29,799
LG Construction		—		828,844		—		351,093
LG Chem Ltd.		—		398,433		—		33,393
LG Philips LCD America, Inc.		712,782		17		66,362		—
LG Philips LCD Taiwan Co., Ltd.		1,378,543		13		25,598		—
LG Philips LCD Japan Co., Ltd.		886,785		—		28,232		—
LG Philips LCD Germany GmbH.		962,702		9		106,693		—
LG Philips LCD Nanjing Co., Ltd.		1,731,962		1,260		147,325		217
LG Philips LCD Shanghai Co., Ltd.		778,449		—		73,203		—
LG Philips LCD Hong Kong Co., Ltd.		614,959		—		25,618		—
LG International Japan Co., Ltd.		—		1,431,260		—		144,030
LG International HK Co., Ltd.		49,464		11		7,196		—
LG International America Co., Ltd.		—		168,565		—		12,328
LG International Singapore Co., Ltd.		51,174		1		—		—
LG International Deutschland GmbH		—		52,569		—		5,337
LG MRO Co., Ltd.		—		67,977		—		13,484
LG Micron Ltd.		—		89,675		—		36,702
LG CNS		—		64,013		—		3,985
Philips		2,395		52,265		2,377		4,744
Others		63,455		148,810		29,752		34,406

2004 Total	(Won)	7,801,905	(Won)	3,453,188	(Won)	609,970	(Won)	669,518

2003 Total	(Won)	5,683,305	(Won)	2,138,351	(Won)	1,041,156	(Won)	797,770

[1]	Includes sales and purchases of property, plant and equipment.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

20.	Value Added Information

Value added information for the years ended December 31, 2004 and 2003, consist of the following:

	2004
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	301,676	(Won)	37,955	(Won)	17,259	(Won)	34,404	(Won)	391,294
Severance benefits		24,023		3,472		1,598		3,472		32,565
Employee fringe benefits		59,109		5,222		2,679		2,270		69,280
Rent		1,670		1,435		402		—		3,507
Depreciation		1,235,532		5,307		7,685		2,611		1,251,135
Taxes and dues		3,870		1,527		151		105		5,653

	(Won)	1,625,880	(Won)	54,918	(Won)	29,774	(Won)	42,862	(Won)	1,753,434

	2003
(in millions of Korean won)	Cost of sales		Selling and administrative expenses		Research and development expense		Construction- in-progress		Total
Salaries and wages	(Won)	219,008	(Won)	39,347	(Won)	12,010	(Won)	11,530	(Won)	281,895
Severance benefits		16,458		2,429		1,064		1,594		21,545
Employee fringe benefits		35,938		2,348		1,350		367		40,003
Rent		1,054		1,044		382		—		2,480
Depreciation		985,980		3,625		6,165		83		995,853
Taxes and dues		2,662		107		127		60		2,956

	(Won)	1,261,100	(Won)	48,900	(Won)	21,098	(Won)	13,634	(Won)	1,344,732

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

21.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represented more than 90% of total sales.

The following is a summary of operations by country based on the location of the customers for the years ended December 31, 2004 and 2003.

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2004	(Won)	781,753	(Won)	1,378,545	(Won)	889,412	(Won)	713,320	(Won)	3,168,641	(Won)	1,049,337	(Won)	98,883	(Won)	8,079,891
2003	(Won)	977,916	(Won)	519,993	(Won)	345,661	(Won)	417,489	(Won)	2,826,133	(Won)	637,017	(Won)	307,052	(Won)	6,031,261

22.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	822,288	(Won)	882,839

23.	Operating Results for the Final Interim Period

Significant operating results for the three-month period ended December 31, 2004, are as follows:

(in millions of Korean won, except per share amount)
Sales	(Won)	1,850,826
Cost of sales		1,841,238
Operating income		(66,551)
Net income		35,421
Earnings per share		109

24.	Approval of Non-Consolidated Financial Statement

The financial statements of the Company were approved at the Board of Director’s meeting on January 24, 2005.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

December 31, 2004 and 2003

25.	Reclassification of prior year financial statement presentation

Certain amounts in the financial statements as of and for the year ended December 31, 2003, have been reclassified to conform to the 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 24, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer